Exhibit (a)(5)(ii)

July 18, 2014

Re: Your Sport Chalet Stock, Action Required

Dear Stockholder:

As previously announced, Sport Chalet, Inc. (“Sport Chalet”), Vestis Retail Group, LLC (“Vestis”) and a subsidiary of Vestis (“Merger Sub”) entered into an Agreement and Plan of Merger on June 30, 2014 pursuant to which Vestis and Merger Sub agreed to acquire all of the outstanding Class A and Class B shares of Sport Chalet (the “Shares”). On July 3, 2014, Vestis and Merger Sub launched a cash tender offer to acquire the Shares (the “Offer”), and by now you should have received the related offer to purchase and other offer documents (collectively, the “Offer Documents”), which include the terms of the Offer and instructions for tendering your Shares in the Offer.

We are writing this letter to encourage you to tender all of your shares in the Offer as soon as possible to increase the likelihood that you receive $1.20 per Share for your Shares, rather than $1.04 per Share.

As described in the Offer Documents, Vestis is offering to purchase all of the Shares at a price per Share of $1.20. If, however, the number of Shares tendered into the Offer (together with the Shares that Vestis has separately agreed to purchase from Sport Chalet’s founding family members immediately after consummation of the Offer) by midnight, New York City time, at the end of August 1, 2014 (the “Expiration Time”), does not constitute at least 90 percent of each class of shares of Sport Chalet on a fully diluted basis, the price to be paid to Sport Chalet stockholders in the Offer will be reduced to $1.04 per Share. Therefore, if you fail to tender your Shares in the Offer by the Expiration Time, you and the other Sport Chalet stockholders may not receive the greater consideration of $1.20 per Share.

The Board of Directors of Sport Chalet has unanimously recommended that you tender all of your shares in the Offer. If you have not already done so, we urge you to provide your tender instructions to the bank or brokerage firm at which your shares are held as soon as possible. You should not wait until the last minute, as your bank or brokerage firm may have a deadline to provide tender instructions earlier than August 1, 2014. We urge you to contact your representative at the firm at which your shares are held if you have any questions about the status of your tender instructions.

If you have any questions about the Offer, please contact the Information Agent, Georgeson Inc., at (866) 856-6388.

Very truly yours,

Sport Chalet, Inc.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Sport Chalet or any other securities. Merger Sub and Vestis have filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the offer to purchase Class A and Class B shares of Sport Chalet will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND SPORT CHALET’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc. by mail at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 or by calling (866) 856-6388.